Mail Stop 4561

September 6, 2007

Anita M. Florek, Chief Financial Officer
Smithtown Bancorp, Inc.
100 Motor Parkway, Suite 160
Hauppauge, NY 11788

> **Re:** **Smithtown Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**

Dear Ms. Florek:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Nolan
Branch Chief